2/7/06 55

AD 2/27/06

SECURITIES [illegible] 06001819 [illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avian Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Boylston Street, 4th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avi Cohen 617-988-8151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gosule, Butkus & Jesson, LLP
(Name – *if individual, state last, first, middle name*)

480 Adams Street	Milton	MA	02186
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED JAN 31 2006 WASH. DC 182 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/06

OATH OR AFFIRMATION

I, Avi Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avian Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

he Commonwealth of Massachusetts
Suffolk, s.s.
(county)
Date 1/26/6
Then personally appeared the above named
Avi Cohen
and acknowledged the foregoing instrument to be his/her free act and deed, before me,

NATHANIEL W. LOVELL, Notary Public
My Commission Expires Nov. 27, 2009

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 423. 2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Avian Securities, LLC
100 Boylston Street
Boston, Massachusetts 02116

We have audited the accompanying statement of financial condition of Avian Securities, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Avian Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in The United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of computation of net capital pursuant to Rule 15c3-1 as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Gosule, Butkus & Jesson, LLP

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 24, 2006

AVIAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:	
Cash	$ 790,593
Receivable from clearing organization	83,757
Receivable from customers	32,500
Prepaid expenses	17,145
Prepaid state taxes	19,200
Total current assets	943,195
Office equipment and fixtures:	
Office equipment and fixtures	204,067
Less: accumulated depreciation	123,425
Total office equipment and fixtures	80,642
Other assets:	
Certificate of deposit	155,412
Security deposit	51,616
Total other assets	207,028
	$ 1,230,865

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 382,247
Total current liabilities	382,247
Members' equity:	
Members' equity	848,618
Total members' equity	848,618
	$ 1,230,865

See accompanying auditor's report and notes.

AVIAN SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Income:	
Brokerage	5,737,347
Research	477,880
Miscellaneous income	9,174
Grant income	19,250
Total income	6,243,651
Operating expenses:	
Payroll, commissions, and related expenses	3,662,043
Brokerage expense and clearing fees	1,275,817
Professional fees	113,176
Communication expenses	334,031
Soft dollar	223,696
Occupancy and office supplies	377,462
Depreciation	21,698
Other operating expenses	226,479
Total operating expenses	6,234,402
Income before provision for income taxes	9,249
Provision for income taxes	-
Net income	$ 9,249

See accompanying auditor's report and notes.

AVIAN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance, beginning of year	$ 929,551
Add:	
Net income	9,249
	938,800
Less: Distributions to members	90,182
Balance, end of year	$ 848,618

See accompanying auditor's report and notes.

AVIAN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 9,249
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	21,698
Change in:	
Receivable from clearing organization	590,015
Receivable from customers	< 32,500>
Prepaid expenses	< 5,420>
Due from employee	2,318
Prepaid state taxes	< 19,200>
Security deposit	< 2,048>
Accounts payable and accrued expenses	< 275,247>
Net cash provided by operating activities	288,865
Cash flows from investing activities:	
Purchase of office equipment and fixtures	< 3,005>
Net cash used by investing activities	< 3,005>
Cash flows from financing activities:	
Distributions to members	< 90,182>
Net cash used by financing activities	< 90,182>
Decrease in cash	195,678
Cash, beginning of year	594,915
Cash, end of year	$ 790,593
Supplemental disclosures of cash flows:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 19,200

See accompanying auditor's report and notes.

AVIAN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Avian Securities, LLC ("the Company") is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance and execution services to Pershing, LLC ("Pershing"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to some extent, dependent on investment trends of the United States economy.

The agreements between the Company and Pershing provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivable from clearing organizations. Under this method, receivable from clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivable from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Computer equipment	3 years
Computer software	3 years
Furniture	5 years
Telephone equipment	5 years

Revenue recognition

The Company follows the practice of accounting for securities transactions on a trade-date basis and the related income on a settlement-date basis, generally the third business day following the trade date. This practice does not produce results which are materially different from those which would be reported by accounting for the results on a trade-date basis.

Income taxes

The Company and its members have elected to be taxed as a partnership. No provision has been provided for federal income taxes in the financial statements, as all income of the Company is taxed directly to the members. Some local tax legislation requires that a portion of the local income tax liability relating to the Company's income be assessed at the company level; therefore, a local tax liability has been accrued for financial statements purposes.

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

One clearing organization accounted for 72% of the outstanding balance at December 31, 2005. Such item was fully collected in January, 2006.

NOTE 3 - MEMBERS' EQUITY

As a result of the Company's election to be treated as a partnership for tax purposes, taxable income for the year ended December 31, 2005 has been allocated to a members' capital account.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

Leases

The Company leases various office spaces that are being properly classified as operating leases. These leases have various terms that run through August, 2007. The Company has recorded office rental expense for the year ended December 31, 2005 of $347,712, which is included in occupancy and office supplies.

NOTE 4 - COMMITMENTS AND CONTIGENCIES (continued)

Leases (continued)

The following represents the minimum lease payments due for each of the next two years.

Year ending December 31,	
2006	$ 352,110
2007	203,244
	$ 555,354

Letter of credit

On September 5, 2003, the Company secured an Irrevocable Standby Letter of Credit from Bank of America in the amount of $155,412 as required in a lease agreement for office space. The Company is required to maintain a deposit account of $155,412 at Bank of America until expiration of the letter of credit on September 1, 2007.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $524,603 at December 31, 2005, which was greater than required net capital of $250,000 by $274,603. The ratio of aggregate indebtedness to net capital at December 31, 2005 was .73 to 1 (see supplementary information).

NOTE 6 - DEPOSITS WITH CLEARING BROKER

The amount that the Company has on deposit with clearing broker at December 31, 2005, consists of the following:

	Financial Statement Classification	Carrying Amount
Pershing, LLC	Accounts Receivable	$ 83,757
	Escrow	251,795
		$ 335,552

NOTE 7 - RELATED PARTY TRANSACTIONS

Included in payroll, commissions, and related expenses is $757,783 paid to Avian Research, LLC for research purchased by the Company. Avian Securities, LLC paid a management fee to Naiva Management of $2,473,879 relating to payroll and management fess of $429,737 relating to other expenses. All transactions took place at arm's length and in the ordinary course of business.

NOTE 8 - DEPRECIATION

Depreciation expense for the year ended December 31, 2005 was $21,698.

NOTE 9 - EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under section §K(2)(ii), all of the customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

The firm does engage in soft dollar business which requires customer funds to be held in a segregated account for soft dollar Section 28(e) payments on behalf of customers.

SUPPLEMENTARY INFORMATION

AVIAN SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2005

Capital - members' equity		$ 848,618
Deductions - non-allowance items		324,015
Net capital		524,603
Total aggregate indebtedness	$ 382,247	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000)		250,000
Excess net capital		$ 274,603
Ratio of aggregate indebtedness to net capital		.73 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

See accompanying auditor's report.

)STON OFFICE
)1 Federal Street
uite 1908
3oston, MA 02110
517. 423. 2314

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

January 24, 2006

Mr. Avi Cohen
Avian Securities, LLC
100 Boylston Street, 4th Floor
Boston, Massachusetts 02116

In planning and performing our audit of the financial statements of Avian Securities, LLC ("the Company") for the year ended December 31, 2005, on which we have issued our report dated January 24, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely yours,

Gosule, Butkus & Jesson, LLP

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Accepted:

By:____________________

Date: 1/29/06

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 423. 2314

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

January 24, 2006

Mr. Avi Cohen
Avian Securities, LLC
100 Boylston Street, 4th Floor
Boston, Massachusetts 02116

In planning and performing our audit of the financial statements of Avian Securities, LLC ("the Company") for the year ended December 31, 2005, on which we have issued our report dated January 24, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.